

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2020

Barry Engle
Chief Executive Officer
Qell Acquisition Corp.
505 Montgomery Street, Suite 1100
San Francisco, CA 94111

> **Re: Qell Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed September 11, 2020**
> **File No. 333-248765**

Dear Mr. Engle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Limited payments to insiders, page 31

1. We note your response to prior comment 2 that "the bonus payments previously reference [sic] on page 31 are not a bonus plan of the Registrant." We further note your disclosure at page 117 that your "sponsor may issue LLC units of the sponsor entity to persons (including [your] founding team) who have made extraordinary contributions to identifying and closing [your] initial business combination." Please revise your disclosure at page 31 to clarify that the potential bonus awards would be in the form of LLC units issued by your sponsor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Heidi Mayon